UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the
Company's shareholders to meet at Extraordinary General Meeting on December 15,
2017, at 4:00 p.m., in the auditorium of the Headquarters Building, Avenida
República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

I. Proposal for the amendment of Petrobras' Bylaw, in order to:

(i) Amend art. 1 to forecast, expressly, the Company´s submission to the rules of private law, pursuant to art. 173, §1, II of the Constitution of the
Federative Republic of Brazil, as well as Law 13,303/16 and Decree 8.945/16;
(ii) Include §2 and §3 in art. 1º to adapt to item 1.1 of the Regulation of
Level 2 of Corporate Governance from Brazil Bolsa Balcão (B3) - Regulation of
Level 2 of B3, with the consequent renumbering of the single paragraph for §1º;
(iii) Include paragraphs 3 to 7 in art. 3 in compliance with art. 8, paragraph 2 of Law 13,303/16 and art. 5  and 13 , paragraph 3 of Decree 8.945/16;
(iv) Include Paragraph 4 in art. 4 to adapt to items 3.1 and 7.1 of the Level 2
Regulation of B3;
(v) Include Paragraph 4 in art. 5 to adapt to item 8.1.2 of the Level 2
Regulation of B3;
(vi) Amend the sole paragraph of art. 9 art. 13, caput and §2, art. 14, and art.
15 to make mere editorial adjustments;
(vii) Amend the sole paragraph of art. 16 to clarify that the indications that are link to the Federal Union as a shareholder and that are carried out by
Petrobras will also comply with the additional requirements set forth in the
Nomination Policy, as well as for the correct reference to all pertinent articles;
(viii) Amend art. 18, caput, for adaptation to art. 13 of Law 13,303/16, at the request of the Secretariat of Coordination and Governance of State Enterprises
(SEST);
(ix) Amend paragraphs 4 to 7 of art. 18, to adapt to item 5.3 of the Level 2
Regulation of B3 and to increase the percentage of independent directors, according to art. 38 of the Highlight Program on State Governance (“Programa
Destaque em Governança”) of B3, amended on 05/11/2017, as well as rule on the treatment to be given in case of fractional number, in view of the different norms to which the Company is subject;
(x) Amend paragraph 9 of art. 18 and article 19, items I, III and IV, to make mere editorial adjustments;
(xi) Include, at SEST's request, item V in art. 19 to expressly mention the member appointed by the Ministry of Planning, Development and Management,
according to art. 53, sole paragraph of Law 13,502/17;
(xii) Amend art. 20, caput, and art. 21, caput, item V, §§3 and 6, to make mere editorial adjustments;
(xiii) Amend paragraph 1 of art. 22 for adaptation to item 5.7 of the Level 2
Regulation of B3;
(xiv) Amend art. 23, caput, art. 25, caput, art. 27, §3, art. 28, caput, items
II, III, §4 and 6, to make mere editorial adjustments;
(xv) Include §5º in art. 28 for compliance with CGPAR Resolution No. 14/2015, expressly inserting the hypotheses of ending of the right to receive the paid quarantine, already provided for in art. 28;
(xvi) Amend art. 29, item XII to make a mere adjustment;
(xvii) Include items XIV and XV and paragraph 3 in art. 29 for adaptation to item 5.7 of the Level 2 Regulation of B3;
(xviii) Amend art. 30, item II, to detail that the concept of "assignee of the general structure of the Company" will be defined in Petrobras' Basic Plan of
Organization;
(xix) Amend art. 30, item VI to correct the conflict with art. 40, VII, which already deals with the "alienation of control of the capital stock of wholly-owned subsidiaries of the Company";
(xx) Amend art. 30, item XIV, §§2, 3 and 6 to make mere editorial adjustments;
(xxi) Amend art. 30, paragraph 1, item I and include paragraphs 4 and 5 as an alternative to adaptation to item 4.1 of the Level 2 Regulation of B3;
(xxii) Amend art. 31 to perform a mere adjustment;
(xxiii) Amend art. 32, paragraph 5, to provide the qualified quorum also for operations with federal state-owned enterprises outside the ordinary course of business of the Company;
(xxiv) Change art. 33, paragraph 1 and art. 34, item I, item "e" to make mere editorial adjustments;
(xxv) Include letter "m" to item II of art. 34 to meet the forecast in art. 142,
VIII, of Law 6,404/76;
(xxvi) Amend art. 35, caput and paragraph 2 to make mere editorial adjustments;
(xxvii) Delete the sole paragraph of art. 38, in order to withdraw the forecast of reporting to the Board of Directors, in view of the existence of more efficient internal controls to verify the acts practiced by the Executive
Officers;
(xxviii) Amend art. 39 to perform mere adjustment;
(xxix) Amend art. 40, caput and item XI and include paragraphs 3 and 4 as an alternative to adaptation to item 4.1 of the Level 2 Regulation of B3;
(xxx) Amend art. 42, caput, to make a mere adjustment;
(xxxi) Amend art. 43, caput, §§1 and 2, to make mere redaction adjustments and amend §3 to adapt to item 5.11 of the Level 2 Regulation of B3;
(xxxii) Include §§4 and 5 in art. 43 to expressly stipulate that the same procedure for directors is applied to the members of the Fiscal Council and that they must declare that they meet the independence criteria;
(xxxiii) Amend art. 44, § 2, art. 45, art. 46, item V, art. 49, §§1 and 2 and art. 57 to make mere editorial adjustments;
(xxxiv) Change art. 58 for adaptation to items 4.1 and 13.1 of the Level 2
Regulation of B3;
(xxxv) Amend art. 59 to include preparatory wording for compliance with Law
13.303/16 with respect to the bidding procedure;
(xxxvi) Amend art. 60 to perform mere adjustment;
(xxxvii) Include art. 61 for adaptation to items 8.1 and 8.3 of the Level 2
Regulation of B3;
(xxxviii) Include art. 62 for adaptation to item 10.2 of the Level 2 Regulation of B3;
(xxxix) Include art. 63 for adaptation to item 10.3 of the Level 2 Regulation of
B3;
(xl) Include art. 64 for adaptation to item 11.2 of the Level 2 Regulation of
B3;
(xli) Include art. 65 for adaptation to items 12.5.1 and 12.5.2 of the Level 2
Regulation of B3.

II. Consolidation of the Bylaw to reflect the approved amendments.

The person present at the Meeting shall prove his or her shareholder status, pursuant to article 126 of Act 6,404, dated 12.15.1976. In order to be represented, the shareholder must comply with the provisions of paragraph 1 of article 126 of said Act and article 13 of Petrobras' Bylaw, showing the following documents:

i) Representative's identity document;
ii) Power of Attorney with special powers of the represented with notarized signature (original or authenticated copy);
iii) Copy of the agreement or Bylaw of the fund's representative or regulation, if applicable;
iv) Copy of the instrument of investiture or equivalent document proving the powers of the grantor of the power of attorney, if applicable.

The shareholders represented by attorneys-in-fact are requested to file, at least three business days in advance, the documents listed above in room 1002
(Attendance to Shareholders) of the Headquarters Building. For those who will submit the documentation on the day of the Meetings, the Company informs that it will be able to receive it from 11 am, at the place where the meetings will be held.

The exercise of the right to vote in the case of loan of shares shall be incumbent on the borrower of such loan, unless otherwise set forth in the agreement entered between the parties.

In addition, shareholders may also choose to vote on the matters included in this Notice by using the Distance Voting Ballot Form, as provided for under CVM
Instruction 481, of December 17, 2009.

The Company informs that the instructions for Distance Voting Ballot Form are included in the Meeting Manual.

All the documentation pertinent to the matters that will be resolved in these
Annual and  Extraordinary General Meetings, in accordance with the Instruction
CVM 481, of December 17, 2009 is available to shareholders in Room 1002
(Shareholders Service) of the Company's Headquarters Building, and at the
Company's electronic addresses (http://www.petrobras.com.br/ri) and the
Brazilian Securities Commission - CVM (http://www.cvm.gov.br).

Rio de Janeiro, November 13th, 2017.

Luiz Nelson Guedes de Carvalho
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: November 14, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer